Results of the Extraordinary General Meeting of Shareholders

1. Resolutions
A. Agendum 1 : Appointment of Directors (2 directors and 1 outside director)

-> Approved as proposed

B. Agendum 2 : Appointment of the Outside Directors to be nominated as Audit Committee Members (2 Audit committee members)

-> Approved as proposed

C. Agendum 3 : Approval of grant of stock option rights (a total of 3,350,000 shares to be granted to a total of 59 officers and employees)

-> Approved as proposed

2. Date of shareholders’ meeting : November 16, 2006

3. Others

[Profile of the Appointed Directors]

Academic/
Name	Date of Birth	Term of Office	Professional Career	Present Position	Nationality	Remark
The University of
Chicago (MBA)
Head of AIG’s
			infrastructure	President & CEO of
			investments in	AIG Capital
David Yeung	Jan. 26, 1950	3 years	developing markets	Partners	Canada	Reappointed
Harvard University
(MBA)
Wilfried Kaffenberger	Mar. 28, 1944	3 years	Managing Director of Emerging Markets Partnership	CEO of AIG Infrastructure Fund II LP	United States of America	Reappointed

[Profile of the Appointed Outside Director]

Academic/Professiona
Name	Date of Birth	Term of Office	l Career	Present Position	Nationality	Remark
Harvard University
(MBA)
Paul Chen	May 10, 1965	3 years	Director and Audit Committee member of Korea First Bank	Managing Director of Newbridge Capital	United States of America	Reappointed

[Profile of the Appointed Audit Committee Members]

Academic/Professiona
Name	Date of Birth	Term of Office	l Career	Present Position	Nationality	Remark
Sung-Kyou Park	Apr. 5, 1939	3 years	Ph. D. in Electronics Engineering, Univ. of Texas, Austin President of Daewoo Telecom	Member of the KICS	Republic of Korea	Reappointed

Sun-Woo Kim	Sep. 9, 1941	3 years	B.A. in International Relations, Seoul National University Director of KBS	Director of Okedongmu Director of EBS	Republic of Korea	Reappointed